UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

24 March 2005

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha'ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

2004 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
BLUE SQUARE – ISRAEL LTD

We have audited the accompanying consolidated balance sheet of Blue Square – Israel Ltd. (hereafter – the Company) and its subsidiaries as of December 31,2004 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for the years ended December 2003 and 2002 were audited by other auditors, whose reports thereon, dated March 8, 2004 and March 24, 2003, respectively were unqualified.

We did not audit the financial statements of an associated company, the Company’s interest in which, as reflected in the balance sheet as of December 31, 2004 is NIS 2.8 million and the Company’s share in losses of which is NIS 1.2 million in 2004. The financial statements of the above associated company were audited by other independent registered public accounting firm, whose report have been furnished to us, and our opinion, insofar as it relates to amounts included for that company, is based on the report of the other independent registered public accounting firm.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America) and with auditing standards generally accepted in Israel including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other independent registered public accounting firm provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other independent registered public accounting firm, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and the consolidated results of operations, changes in shareholders’ equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States and as allowed by item17 to Form 20-F.  Information relating to the nature and effect of such differences is presented in note 18 to the consolidated financial statements.

As explained in note 2a, the financial statements, as of dates and for reporting periods subsequent to December 31, 2003, are presented in New Israeli Shekels, in conformity with accounting standards issued by the Israel Accounting Standards Board. The financial statements as of dates and for reporting periods ended prior to, or on the above date, are presented in values that have been adjusted for the changes in the general purchasing power of the Israeli currency, through that date, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Tel-Aviv
March 20, 2005

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED BALANCE SHEETS

				Convenience translation (Note 2p)
		December 31,		December 31,
		2003	2004	2004
	Note	NIS (see note 2a)		U.S. dollars
		In thousands

ASSETS	11, 13

CURRENT ASSETS:
Cash and cash equivalents	2c	63,255	47,359	10,993
Marketable securities		15,137	-	-
Trade receivables	15a	512,972	483,524	112,239
Other accounts receivable	15b	118,762	145,292	33,726
Inventories	15c	276,113	288,042	66,862

Total current assets		986,239	964,217	223,820

INVESTMENT IN AN ASSOCIATED COMPANY	3	3,999	2,795	649

FIXED ASSETS, NET OF ACCUMULATED DEPRECIATION AND AMORTIZATION	4	2,073,169	2,011,599	466,945

OTHER ASSETS, NET OF ACCUMULATED AMORTIZATION:	5
Goodwill		82,535	76,665	17,795
Deferred charges		53,738	23,735	5,510

		136,273	100,400	23,305

		3,199,680	3,079,011	714,719

The accompanying notes and the appendix are an integral part of the consolidated financial statements.

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED BALANCE SHEETS

				Convenience translation (Note 2p)
		December 31,		December 31,
		2003	2004	2004
	Note	NIS (see note 2a)		U.S. dollars
		In thousands

LIABILITIES AND SHAREHOLDERS' EQUITY	11, 13
CURRENT LIABILITIES:
Short-term credit from banks	15d	212,521	136,541	31,695
Trade payables		700,626	837,757	194,465
Other accounts payable and accrued expenses	15e	361,923	331,614	76,976
Dividend payable		-	38,971	9,046

Total current liabilities		1,275,070	1,344,883	312,182

LONG-TERM LIABILITIES:
Long-term loans from banks, net of current
maturities	6	286,084	390,375	90,617
Debentures	7	200,000	200,000	46,425
Convertible debentures	7	200,000	186,193	43,220
Deferred income taxes	12b	15,322	14,576	3,383
Liability for employee rights, net of amount
funded	8	25,599	26,894	6,243

Total long-term liabilities		727,005	818,038	189,888

CONTINGENT LIABILITIES AND COMMITMENTS	9

MINORITY INTEREST		160,265	96,780	22,465

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 100,000,000 shares at December
31, 2004 and 2003; Issued and outstanding:
38,782,336 and 38,400,000 shares at
December 31, 2004 and 2003, respectively	10	52,121	52,503	12,188
Additional paid-in capital		741,008	754,264	175,084
Retained earnings:
Dividend declared subsequent to balance
sheet date		198,421	-	-
Unappropriated		45,790	12,543	2,912

		1,037,340	819,310	190,184

		3,199,680	3,079,011	714,719

The accompanying notes and the appendix are an integral part of the consolidated financial statements.

March 20, 2005

Date of approval of the financial statements	David Wiessman Vice Chairman and Acting Chairman of the Board of Directors	Gil Unger Chief Executive Officer	Emanuel Avner Vice President and Chief Financial Officer

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

					Convenience translation (Note 2p)
		Year ended December 31			Year ended December 31
		2002	2003	2004	2004
	Note	NIS (see note 2a)			U.S. dollars
		In thousands (except share and per share data)

Sales	2m	5,444,306	5,170,510	5,365,784	1,245,539
Cost of sales		3,974,628	3,777,411	3,962,303	919,755

Gross profit		1,469,678	1,393,099	1,403,481	325,784
Selling, general and administrative
expenses	15f	1,250,662	1,190,425	1,203,391	279,339

Operating income		219,016	202,674	200,090	46,445
Financial income (expenses), net	15g	15,900	(48,813)	(58,090)	(13,484)

		234,916	153,861	142,000	32,961

Amortization of goodwill		(5,277)	(5,740)	(5,870)	(1,362)
Other expenses, net	15h	(174,004)	(136,612)	(19,593)	(4,548)

Income before taxes on income		55,635	11,509	116,537	27,051
Taxes on income	12d	42,078	8,445	41,230	9,571

Income after taxes on income		13,557	3,064	75,307	17,480
Share in profits (losses) of associated
company, net		(363)	742	(1,204)	(279)
Minority interest in profits of
subsidiaries, net		5,953	10,852	13,555	3,146

Net income (loss) for the year		7,241	(7,046)	60,548	14,055

Net income (loss) per Ordinary share or
ADS		0.19	(0.18)	1.57	0.36

Weighted average number of shares or ADS
used for computation of income (loss)
per share		38,400,000	38,400,000	38,782,336	38,782,336

The accompanying notes and the appendix are an integral part of the consolidated financial statements.

BLUE SQUARE - ISRAEL LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

			Retained earnings
	Share capital	Additional paid-in capital	Dividend declared subsequent to balance sheet date	Unappropriated	Total
	NIS in thousands (see note 2a)

Balance as of January 1, 2002	52,121	741,008	58,477	608,247	1,459,853

Dividend paid	-	-	(58,477)	(69,201)	(127,678)
Net income	-	-	-	7,241	7,241

Balance as of December 31, 2002	52,121	741,008	-	546,287	1,339,416

Dividend paid	-	-	-	(295,030)	(295,030)
Dividend declared subsequent to balance
sheet date	-	-	198,421	(198,421)	-
Net loss	-	-	-	(7,046)	(7,046)

Balance as of December 31, 2003	52,121	741,008	198,421	45,790	1,037,340

Issuance of shares upon conversion of
convertible debentures	382	13,256	-	-	13,638
Dividend paid	-	-	(198,421)	(54,390)	(252,811)
Dividend declared	-	-	-	(39,405)	(39,405)
Net income	-	-	-	60,548	60,548

Balance as of December 31, 2004	52,503	754,264	-	12,543	819,310

	Convenience translation into U.S. dollars in thousands (Note 2p)

Balance as of January 1, 2004	12,099	172,007	46,059	10,629	240,794

Issuance of shares upon conversion of
convertible debentures	89	3,077	-	-	3,166
Dividend paid	-	-	(46,059)	(12,625)	(58,684)
Dividend declared	-	-	-	(9,147)	(9,147)
Net income	-	-	-	14,055	14,055

Balance as of December 31, 2004	12,188	175,084	-	2,912	190,184

The accompanying notes and the appendix are an integral part of the consolidated financial statements.

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience translation (Note 2p)
	Year ended December 31			Year ended December 31
	2002	2003	2004	2004
	NIS (see note 2a)			U.S. dollars
	In thousands

Cash flows from operating activities:

Net income (loss)	7,241	(7,046)	60,548	14,055
Adjustments to reconcile net income (loss) to net
cash provided by operating activities (a)	283,964	265,586	288,010	66,855

Net cash provided by operating activities	291,205	258,540	348,558	80,910

Cash flows from investing activities:

Purchase of fixed assets	(243,234)	(138,713)	(89,404)	(20,753)
Acquisition of minority interest in subsidiary	-	(865)	-	-
Acquisition of partner's interest in partnership	(6,854)	-	-	-
Investment grants	2,259	-	-	-
Proceeds from sale of fixed assets	13,707	29,513	11,527	2,676
Collection of receivables from sale of investment
in previously consolidated company	29,445	-	-	-
Deconsolidation of previously proportionately
consolidated company (b)	-	-	(505)	(117)
Proceeds from sale of (investments in) marketable
securities, net	5,563	(11,572)	15,817	3,672
Long term loan to a former investee company, net	-	-	(5,997)	(1,393)

Net cash used in investing activities	(199,114)	(121,637)	(68,562)	(15,915)

Cash flows from financing activities:

Dividends paid	(127,678)	(295,030)	(252,811)	(58,684)
Dividend paid to minority shareholders of
subsidiaries	(24,995)	-	(77,040)	(17,883)
Increase (decrease) in the balance with previous
parent cooperative, net	15,390	(5,471)	-	-
Receipt of long-term loans	203,724	109,629	426,762	99,063
Repayments of long-term loans and debentures	(180,535)	(203,492)	(357,609)	(83,010)
Issuance of debentures and convertible
debentures, net of issuance expenses	-	393,047	-	-
Short-term credit from banks, net	34,348	(86,038)	(35,194)	(8,171)

Net cash used in financing activities	(79,746)	(87,355)	(295,892)	(68,685)

Increase (decrease) in cash and cash equivalents	12,345	49,548	(15,896)	(3,690)
Cash and cash equivalents at the beginning of the year	1,362	13,707	63,255	14,683

Cash and cash equivalents at the end of the year	13,707	63,255	47,359	10,993

Supplemental disclosure of cash flow activities:

Cash paid during the year for interest	33,103	31,462	52,501	6,080

Cash paid during the year for taxes	108,159	40,861	39,038	13,164

The accompanying notes and the appendix are an integral part of the consolidated financial statements.

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience translation (Note 2p)
	Year ended December 31			Year ended December 31
	2002	2003	2004	2004
	NIS (see note 2a)			U.S. dollars
	In thousands

(a) Adjustments to reconcile net income (loss)
to net cash provided by operating activities:

Income and expenses not involving operating cash flows:

Depreciation and amortization	154,138	145,190	146,201	33,937
Minority interest	5,953	10,852	13,555	3,146
Shares in losses (profits) of an associated company	363	(742)	1,204	279
Profit distributions by partnership	2,373	-	-	-
Loss from sale, disposal and impairment of
fixed assets and investments	147,772	47,359	5,994	1,391
Deferred income taxes, net	(33,886)	(16,571)	9,526	2,211
Erosion of (linkage differences on)
long-term loans and other liabilities, net	(15,804)	8,530	5,195	1,206
Increase (decrease) in liability for
employee rights, net	(3,282)	14,735	1,476	343
Increase in value of marketable securities
and deposits	(5,563)	(3,565)	(680)	(158)

Changes in operating assets and liabilities:

Decrease (increase) in trade receivables and
other accounts receivable	31,900	(22,025)	4,134	960
Decrease (increase) in inventories	8,699	54,161	(13,389)	(3,108)
Increase (decrease) in trade payables and
other accounts payable	(8,699)	27,662	114,794	26,648

	283,964	265,586	288,010	66,855

(b) Deconsolidation of previously proportionately consolidated company

Assets and liabilities of this company at date of deconsolidation:
Working capital deficiency (excluding cash and cash equivalents)	-	-	(5,833)	(1,354)
Fixed assets and investments	-	-	6,658	1,546
Long term liabilities	-	-	(6,941)	(1,611)
Carrying amount of the investment in date of
the deconsolidation	-	-	5,611	1,302

	-	-	(505)	(117)

(c) Non-cash transactions:

Sale of fixed assets on credit	2,765	21,861	-	-

Cancellation of purchase of fixed assets	2,391	-	-	-

Purchase of partner's interest in
partnership in consideration for deposit	-	6,854	-	-

Issuance of shares upon conversion of
convertible debentures	-	-	13,638	3,166

Dividend payable	-	-	39,405	9,147

The accompanying notes and the appendix are an integral part of the consolidated financial statements.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	–	GENERAL:

a.	Nature of operations

Blue Square-Israel Ltd. (“Blue Square”) is an Israeli corporation which, independently and through its subsidiaries, operates in one business segment – the operation of chains of supermarkets in Israel. All references to the Company include, unless the context otherwise indicates, Blue-Square and its subsidiaries. The Company markets and sells a wide range of consumer products including food and beverages, apparel, pharmaceuticals, housewares and cosmetics.

b.	Acquisition of controlling interest in the Company

In April 2003, the Tel Aviv District Court announced that Bronfman-Alon Ltd. had been awarded the tender for the acquisition of the shares of the Company held by Co-Op Blue Square Services Society Ltd. (the “previous parent cooperative” or “Co-Op”). Co-Op held approximately 78% of the shares of the Company. In June 2003 the acquisition was completed.

c.	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

d.	Definitions:

Subsidiary	–	a company over which the company has control and over 50% of the ownership, the financial statements of which have been consolidated with the financial statements of the company, which is not a proportionately consolidated company.

Proportionately consolidated company	–	a jointly controlled company, none of the shareholders of which holds exclusive control, the financial statements of which are consolidated with those of the company by the proportionate consolidation method.

Associated company	–	a company (which is not a subsidiary or a proportionately consolidated company), over whose financial and operational policy the company exerts material influence, the investment in which is presented by the equity method. Material influence is deemed to exist when the percentage holding in the said company is 20% or more, unless there are circumstances that contradict this assumption.

Investee company	–	a subsidiary, proportionately consolidated company or associated company.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	–	GENERAL: (continued):

Related parties	–	as defined in Opinion No.29 of the Israeli Institute Of Certified Public Accountant.

Goodwill	–	the difference between the cost of the investment in the investee company and the company’s share in the fair value of the underlying assets, net of the fair value of its underlying liabilities, at time of acquisition, net of the applicable taxes.

e.	The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Israel (Israeli GAAP). Israeli GAAP vary in certain respects from those principles generally accepted in the United States of America. Information relating to the nature and the effect of such differences is presented in note 18.

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies which, except for the changes required by the transition to nominal financial reporting in 2004 – see a(1), were applied on a consistent basis, are as follows:

a.	Financial statements presentation basis:

The Company draws up and presents its financial statements in Israeli currency (hereafter – shekels or NIS).

Commencing 2004, the adjustment of financial statements for the effects of inflation in Israel was discontinued, and transitory provisions for financial reporting on a nominal basis began being applied, as explained below; notwithstanding the above, the comparative figures included in these financial statements are based on the adjusted for – inflation amounts previously reported:

1)	Transition to nominal financial reporting in 2004

With effect from January 1, 2004, the Company has adopted the provisions of Israel Accounting Standard No. 12 –“Discontinuance of Adjusting Financial Statements for Inflation” – of the Israel Accounting Standards Board (hereafter –the IASB) and, pursuant thereto, the Company has discontinued, from the aforesaid date, the adjustment of its financial statements for the effects of inflation in Israel.

The amounts adjusted for the effects of inflation in Israel, presented in the financial statements as of December 31, 2003 (hereafter – “the transition date”), were used as the opening balances for the nominal financial reporting in the following periods. Additions made after the transition date have been included in the financial statements at their nominal values.

Accordingly, the amounts reported in 2004 are composed as follows: amounts originating from the period that preceded the transition date are composed of their adjusted to December 2003 shekel amount, with the addition of amounts in nominal values that were added after the transition date, and net of amounts that were deducted after the transition date (the retirement of such sums is effected at their adjusted values as of transition date, their nominal values, or a combination of the two, according to the circumstances).

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

All the amounts originating from the period after the transition date are included in the financial statements at their nominal values.

2)	Comparative figures – amounts adjusted to end of 2003 shekels

Through December 31, 2003, the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the general purchasing power of Israeli currency (“NIS”), based upon changes in the consumer price index (hereafter – “the CPI”, see also note 13), in accordance with pronouncements of the Institute of Certified Public Accountants in Israel (hereafter – “the Israeli Institute”). The comparative figures included in these financial statements are based on the amounts included for the prior reporting periods, as adjusted for the changes in the general purchasing power of Israeli currency, based on the consumer price index for December 2003 (the CPI in effect at the transition date).

Nonmonetary items in balance sheet were adjusted in accordance with the changes in the Israeli CPI from the date of acquisition (transaction) to December 31, 2003 (as published on January 15, 2004). Monetary items were presented in the adjusted balance sheet at their nominal value. Investments accounted for by the equity method were based on the adjusted financial statements of the investee companies.

The components of the income statements were, for the most part, adjusted as follows: the components relating to transactions carried out during the reported period – sales, purchases, labor costs, etc. – were adjusted on the basis of the index for the month in which the transaction was carried out, while those relating to nonmonetary balance sheet items (mainly – changes in inventories and depreciation and amortization) were adjusted on the same basis as the related balance sheet item. The financing component represents financial income and expenses in real terms and the erosion of balances of monetary items during the year. Group equity in the results of investee companies was based on their adjusted financial statements.

3)	The amounts of non-monetary assets do not necessarily represent realization value or current economic value, but only the reported amounts of such assets, as described in (1) above. In these financial statements, the term “cost” signifies cost in reported amounts.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and its subsidiaries. The companies included in consolidation are listed in the appendix to the financial statements.

2)	In addition to the fully consolidated companies as above, the consolidated financial statements include companies under common control by the proportionate consolidation method, as prescribed by Opinion 57 of the Israeli Institute, see also note 3.

3)	Goodwill is presented in the consolidated balance sheets under “other assets” and is amortized in equal annual installments over 10 and 20 years (mainly 20 years), commencing in the year of acquisition.

4)	Intercompany balances and transactions have been eliminated.

c.	Cash and cash equivalents

The Company considers all highly liquid investments, which include short term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use to be cash equivalents.

d.	Marketable securities

Marketable securities are presented at market value. Changes in value are carried to financial income or expenses.

e.	Concentrations of credit risks – allowance for doubtful accounts

The Company’s sales derive from a large number of customers and the trade receivables, consist mainly of credit card companies. Accordingly, the Company’s trade balances do not represent a substantial concentrations of credit risks at December 31, 2004. Management regularly monitors the balance of trade receivables, and the financial statements include a specific allowance computed for accounts, the collectibility of which, in the view of management, is doubtful.

f.	Inventories

Inventories (mainly merchandise) are stated at the lower of cost or market, cost being determined by the “first-in, first-out” method.

g.	Investment in an associated company and in other company

1)	Investment in an associated company is accounted for by the equity method.

2)	With effect from December 31, 2002, the Company reviews whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of its investment.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

3)	Investment in other company of which the consolidation by the proportionate consolidation method has been discontinued, is presented at its carrying value as of the date of the discontinuance of its consolidation. Since the Company intends to realize this investment in the short term, the balance of this investment is presented under “other accounts receivable” (see note 15b).

h.	Fixed assets

Fixed assets are stated at cost less grants received and accumulated depreciation and amortization. Improvements are capitalized, whereas maintenance and repairs are charged to operations as incurred. Borrowing costs in respect of credit applied to finance the construction or acquisition of fixed assets incurred until construction of the fixed assets is completed – are charged to cost of such assets.

Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation are as follows:

%

Buildings	2
Furniture, equipment and installations	6 - 33 (mainly 10%)
Motor vehicles	15 - 20
Leasehold improvements	The lower of the term of the
lease or the estimated useful
lives (mainly 10%)

Fixed assets include the cost of internal-use software. The Company expenses all costs related to the development of internal-use software other than those incurred during the application development stage. Costs incurred during the application development stage are capitalized and amortized over the estimated useful life of the software (generally 4 years).

i.	Deferred charges

Prepaid rental expenses and acquisition tax in respect of lease agreements are amortized over the remaining leasehold period.

Debenture issuance costs – these costs are amortized over the term of the debentures, in proportion to their outstanding balance.

j.	Convertible debentures

Convertible debentures are included on the basis of the probability of their conversion. If conversion is not probable they are recorded as liabilities at their monetary value; if conversion is probable they are presented as a separate caption between liabilities and shareholders’ equity at the higher of their monetary or nonmonetary value.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Impairment of assets

In February 2003, Accounting Standard No. 15 of the IASB, “Impairment of Assets”became effective. The Standard prescribes the accounting treatment and disclosure for impairment of assets.

This standard requires a periodic review to evaluate the need for a provision for the impairment of the Company’s non-monetary assets – fixed assets and identifiable intangibles, including goodwill, as well as investments in associated companies.

In case, there is any indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of an asset’s net selling price and its value in use. Value in use is the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life.

If the carrying amount of an asset in the balance sheet exceeds its recoverable amount, an impairment loss should be recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. The impairment loss is carried directly to statements of operations. Where indicators present that beneficial events have occurred or beneficial changes in circumstances have taken place, the impairment provision in respect of the asset (other than goodwill) may be cancelled or reduced in the future, so long as the recoverable value of the asset has increased, as a result of changes in the estimates previously employed in determining such value.

As permitted by Standard No. 15, the Company elected early adoption of the Standard as of December 31, 2002.

The Company evaluates impairment separately for each store or other cash-generating unit. In evaluating impairment, the Company considers corporate assets relating to the stores or other cash-generating units as well as indirect costs that are directly attributable, or that can be reasonably and consistently allocated, to the stores or to other units. Goodwill is evaluated for impairment in relation to the cash generating unit to which the goodwill can be allocated; mostly, goodwill is allocated to the operations of the Company’s principal consolidated subsidiary (Blue Square Chain Investments and Properties Ltd – “BSIP”).

The recoverable amount of the cash generating units is determined, in part, by value in use and, in part, by net selling price. In determining the value in use of an asset, the Company uses best available estimates as to the conditions that will prevail during the remaining useful life of the asset and as to the current condition of the asset. In determining the net selling price of an asset, management relies on estimates of the Company’s experts.

During the years 2002-2004, the Company recorded a provisions for impairment of its property, plant and equipment, see also note 4b.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

l.	Deferred taxes

Deferred taxes are computed for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts taken into account for income tax purposes (except for temporary differences in respect of land and of fixed assets with depreciable lives in excess of 20 years that arise from adjustments for changes in the Israeli CPI) and for carryforward losses. As to the main factors in respect of which deferred taxes have been included – see note 12b. The Deferred taxes are computed at the tax rates expected to apply at the time in which those temporary differences are expected to be recovered or settled based on tax rates enacted or substantially enacted at balance sheet date. Deferred taxes are not provided with respect to taxes that would be incurred if investments in investee companies were sold, as long as it is probable that the sale of the investment is not expected in the foreseeable future. Dividends distributed from investee companies are nontaxable.

m.	Revenue recognition

Revenues from sales are recognized upon delivery of goods to the customer. Discounts, including those relating to gift certificates, are recognized as a reduction of sales upon occurrence of the related sales.

n.	Club member awards

Expenses in respect of club awards are principally recorded in cost of sales in the period during which the awards are earned through purchases by club members.

o.	Rebates from suppliers

Current rebates from suppliers are recorded in the financial statements upon receipt.

Rebates due from suppliers for which the Company has no obligation to meet specified purchasing targets, are recorded in the financial statements as purchases from these suppliers are made.

The Company is entitled to certain rebates only upon meeting specified purchasing targets, such as the fulfillment of a minimum annual purchase quota (in quantitative or monetary amounts), or an increase in purchases in comparison with purchases made in previous periods. The rebates are recognized in the financial statements as earned on a pro rata basis based on a systematic calculation of the extent to which the Company has reached the target, provided it is probable that the final target will be met and the total rebate can be reliably estimated. Estimates as to whether the final target will be met are based, among others, on past experience, the Company’s relationship with the supplier, and the amount of the anticipated purchases for the remaining period. Rebates from suppliers are presented as a reduction of inventories and cost of sales, as applicable.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

p.	Convenience translation into U.S. dollars

The financial statements as of December 31, 2004 and for the year then ended have been translated into U.S. dollars at the representative rate of exchange on December 31, 2004 (U.S. $ 1 = NIS 4.308). The translation was made solely for the convenience of the reader.

The U.S. dollar amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

q.	Advertising costs

Advertising costs are expensed as incurred.

r.	Dividend declared subsequent to balance sheet date

Liabilities relating to dividends declared subsequent to balance sheet date are included in the accounts for the period in which the declaration was made.

The amount declared is appropriated, however, from retained earnings, and reported as a separate item in the shareholders’ equity – “dividend declared subsequent to balance sheet date”.

s.	Earnings (loss) per share (“EPS”)

EPS is computed in accordance with guidelines prescribed in Opinion No. 55 of the Institute of Certified Public Accountants in Israel. Basic EPS is computed on the basis of the weighted average of the paid-up share capital outstanding during the year, assuming conversion of convertible securities as of the later of the beginning of the year or the date of issuance, if such conversion is probable. Diluted EPS is computed as stated above, plus the effect of the assumed conversion of those convertible securities not included in the computation of basic EPS. If the effect of the assumed conversion of convertible securities is anti-dilutive, they are not included in the computation. In 2004 the dilution effect of the assumed conversion of convertible securities was immaterial.

t.	Linked balances and balances in foreign currency

Balances in or linked to foreign currency are presented in the financial statements at the representative exchange rates prevailing on balance sheet date.

Balances linked to the Israeli CPI are based on the appropriate index for each linked asset or liability.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

u.	Derivatives

Gains and losses on derivatives that are hedging existing assets or liabilities are recognized in statements of operations commensurate with the results from those assets or liabilities.

The Company declares dividend in dollars. The Company enters into forward exchange contracts in order to hedge the amount of dividend paid from changes in the exchange rate of the dollar. Gains and losses on such derivatives are carried to the amount of dividend paid.

v.	Effect of recently issued accounting pronouncements

In July 2004, the IASB issued Israeli Accounting Standard No. 19 – “Taxes on Income”, which is based on International Accounting Standard No. 12, that prescribes the accounting treatment (recognition criteria, measurement, presentation and disclosure) required for taxes on income. This accounting standard is to be applied to financial statements covering periods commencing on, or after, January 1, 2005.

For the most part, the provisions of this standard are the same as the accounting principles that are customarily applied at present (see 1 above).

The adoption of the standard is not expected to have a material effect on the Company’s financial statements in the forthcoming periods.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	–	INVESTEE COMPANIES:

a.	Investment in an associated company:

1)	Composition:

	December 31,
	2003	2004
	NIS in thousands

Shares:
Cost of shares	270	270
Share in undistributed profits (net of losses) accumulated
since acquisition	1,688	484

	1,958	754
Perpetual capital notes (1)	1,325	1,325
Long-term loans (2)	716	716

	3,999	2,795

(1)	Perpetual capital notes are linked to the Israeli CPI and bear interest at an annual rate of 5%.

(2)	The loans are linked to the Israeli CPI and bear interest at an annual rate of 5%. The repayment date has not yet been determined.

2)	Change during the year

NIS in thousands

Balance as of January 1, 2004	3,999

Share in losses	(1,204)

Balance as of December 31, 2004	2,795

b.	Proportionately consolidated companies:

Following are data of the jointly controlled entities (see list in appendix) – on the basis of the Company’s percentage of holding (50%) – as reflected in the Company’s consolidated financial statements:

a)	Balance sheet data:

	December 31,
	2003	2004*
	NIS in thousands

Current assets	6,952	2,281
Non-current assets	88,430	67,677
Current liabilities	13,676	2,713
Long-term liabilities	13,721	1,379

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	–	INVESTEE COMPANIES:(continued):

b)	Operating results data:

	Year ended December 31,
	2002	2003	2004*
	NIS in thousands

Revenues	19,012	19,391	12,192
Costs and expenses	13,701	20,747	11,184

*	In May 2004, a subsidiary completed the purchase of the remaining 50% of a previously proportionately consolidated company (hereafter – Teco) share capital. Management decided that in the event it does not succeed to realize the investment in Teco by way of sale, it will act to discontinue Teco’s operation in the near future. Consequently the Company discontinued Teco’s proportional consolidation as from the second quarter of 2004. The investment in Teco is presented under “Other accounts receivable”. There is a doubt regarding Teco’s ability to continue as a going concern (see also notes 9c and 15b).

c.	Acquisition of partner’s interest in partnership

In November 2002, a subsidiary entered into an agreement with the partner of the Jerusalem Malha Shopping Center Partnership for the purchase of the partner’s 50% share in the partnership (the remaining 50% is held by the subsidiary) in consideration for approximately NIS 6,854 thousands. Implementation of the agreement was subject to the approval of the Director of the Antitrust Authority, which was obtained in March 2003. The goodwill arising from the above acquisition amounted to NIS 4.1 million.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4	–	FIXED ASSETS:

a.	Composition:

	Land and buildings including leasehold land (1)	Leasehold improvements	Furniture, equipment and installations	Motor vehicles	Total
	NIS in thousands

Cost:

Balance at January 1, 2004	1,801,252	418,748	1,216,942	20,512	3,457,454
Additions	13,331	22,523	53,753	-	89,607
Disposals	(4,127)	(9,843)	(7,702)	(583)	(22,255)
Other changes (2)	(5,631)	-	(19,826)	(191)	(25,648)

Balance at December 31, 2004	1,804,825	431,428	1,243,167	19,738	3,499,158

Accumulated depreciation and
amortization:

Balance at January 1, 2004	244,744	230,738	735,747	15,166	1,226,395
Additions	23,753	35,809	94,664	828	155,054
Eliminated on disposals	-	(8,790)	(7,379)	(583)	(16,752)
Other changes (2)	(1,018)	-	(12,866)	(104)	(13,988)

Balance at December 31, 2004	267,479	257,757	810,166	15,307	1,350,709

Impairment of fixed assets
(see b below)	(91,509)	(5,337)	(40,004)	-	(136,850)

Net book value at
December 31, 2004	1,445,837	168,334	392,997	4,431	2,011,599

Net book value at
December 31, 2003	1,469,401	173,398	425,024	5,346	2,073,169

(1)	Certain real estate assets which had been transferred to the Company from the previous parent cooperative are in the process of being registered under the name of the Company.
(2)	Changes as a result of deconsolidation of a previously proportionately consolidated company.

b.	In 2002, due to the continuing slowdown and decline in the activities of the Company’s business environment and due to the initial application of Accounting Standard No. 15 (see note 2k), the Company recorded a loss from impairment of assets in the amount of approximately NIS 141 million. During 2003, due to, among others, the closure of stores (see note 15h) and the continuing economic slowdown, the Company recorded a net loss from impairment of assets of approximately NIS 41.6 million. This impairment loss is net of a reduction of the impairment provision, recorded during 2002, in the approximate amount of NIS 21 million. The change in the impairment provision in 2003 reflects updated operating and forecasted results of the Company’s management regarding various assets.

During 2004, the Company has recorded an impairment loss provision of NIS 5.5 million (see note 15h). This impairment loss is net of a reduction of the impairment provision, recorded during 2003 and 2002, in the approximate amount of NIS 27.6 million. The reduction of the impairment provision in 2004 was due to improvement in results relating to certain stores.

The impairment loss is included in other expenses in the statements of operations.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4	–	FIXED ASSETS:(continued):

In calculating the impairment in 2004, based on discounted expected future cash flows, the Company used a discount rate of 8% (before tax), which was determined, among others, by an independent expert (2003 – 8%, 2002 – 10%).

The balance of the provision for impairment as of December 31, 2004 and 2003, is after a reduction for depreciation in correspondence with the depreciation of the related assets and after elimination of the portion of the provision relating to assets that were disposed of during the year.

c.	Additional details:

1)	Composition of net book value of land and buildings as of December 31, 2004:

NIS
In thousands

Ownership	634,760

Capitalized leaseholding from Israel Land Administration for periods ending 2020-2080 (including the option period which is relevant for
some of the lands)	811,077

1,445,837

2)	Part of the ownership rights and leasehold rights has not been technically recorded by the name of the companies.

d.	As to liens placed on assets, see note 11.

NOTE 5	–	OTHER ASSETS:

	December 31,
	2003	2004
	Unamortized balance	Cost	Accumulated amortization	Unamortized balance
	NIS in thousands

Goodwill	82,535	110,163	33,498	76,665

Debenture issuance expenses	3,244	3,368	724	2,644
Prepaid rental expenses and
acquisition tax	5,928	35,995	34,518	1,477
Deferred taxes (see Note 12b)	44,566	19,614	-	19,614

	53,738	58,977	35,242	23,735

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6	–	LONG-TERM LOANS FROM BANKS:

a.	Composition:

	Annual interest rate	December 31,
		2003	2004
	%	NIS in thousands

In foreign currency-
Swiss Frank	1.8	-	49,482
In Israeli currency:
Linked to the Israeli CPI (3)	5.2 (1)	241,734	228,897
Not linked (2)		217,498	248,513

		459,232	526,892

Less - current maturities		173,148	136,517

		286,084	390,375

(1)	Average rate as of December 31, 2004.

(2)	As of December 31, 2004 includes approximately NIS 172 million at variable interest (average annual rate as of December 31, 2004 – 5%). The balance of approximately NIS 76 million is at a fixed annual interest rate of 6.8%.

(3)	As to the interest rate swap agreements that the Company entered into regarding these loans, see note 14c.

b.	The long-term loans are repayable in the years subsequent to the balance sheet date as follows:

	December 31
	2003	2004
	NIS in thousands

First year - current maturities	173,148	136,517
Second year	115,279	227,786
Third year	156,678	135,506
Fourth year	14,127	14,583
Fifth year	-	8,333
Sixth year and thereafter	-	4,167

	459,232	526,892

c.	As to collateral with respect to long-term loans - see note 11.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7	–	DEBENTURES AND CONVERTIBLE DEBENTURES:

a.	In August 2003, the Company issued to institutional investors NIS 400 million par value debentures in consideration for their par value as follows:

(1)	200 million registered debentures (Series A) of NIS 1 par value each

These debentures are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of the debentures will not be adjusted below the base index. The principal is repayable in three equal annual installments on August 5 of each of the years 2012 to 2014, and bears interest at the rate of 5.9% per annum. The interest is payable semiannually on February 5 and on August 5.

Notwithstanding the above, on August 5 of each of the years 2006, 2008 and 2010, the holders of the debentures will be entitled to early redemption of the principal provided that on each of the said dates the Company does not repay more than one third of the par value of the debentures outstanding as of that date.

(2)	200 million registered convertible debentures (Series B) of NIS 1 par value each

These debentures are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of the debentures will not be adjusted below the base index. The principal is repayable in three equal annual installments on August 5 of each of the years 2007, 2009 and 2011, and bears interest at the rate of 5.9% per annum. The interest is payable semiannually on February 5 and on August 5.

The debentures (Series B) are convertible to ordinary shares of the Company at a conversion ratio that is subject to adjustments in the event of distribution of bonus shares and cash dividends and the issuance of rights. As of December 31, 2004 the conversion ratio is that each NIS 35.2 par value of debentures are convertible to one ordinary share of 1 NIS par value. The aforementioned conversion ratio is after adjustment for cash dividends distributed since the date of issuance of the debentures (Series B) until balance sheet date. Subsequent to balance sheet date, on January 24 2005, the Company distributed a dividend in the amount of U.S. $ 9,046 thousands, which was declared in December 26, 2004 (see Note 10c). Accordingly, on that date the conversion ratio was reduced so that each NIS 34.2 par value of debentures is convertible to one Ordinary shares of 1 NIS par value.

The terms of the debentures provide that the holders of the debentures will not be entitled to request the Company to register for trading on the New York Stock Exchange any shares derived from the conversion of the debentures (Series B). Such shares will be traded only on the Tel Aviv Stock Exchange (TASE).

During 2004, Company debentures with a par value of approximately NIS 13,807 thousand were converted into 382,336 ordinary shares.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7	–	DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

b.	Other terms:

(1)	The terms of the debentures (Series A and Series B) provide that in the event that the shares of the Company are delisted from trading on the TASE, and/or in the event that the shares of the Company are no longer held by the public and/or in the event that Maalot The Israeli Securities Rating Company Ltd. (“Maalot”) reduces the Company’s rating to BBB or lower, then within three months from one of the abovementioned events the Company, subject to the then prevailing law, will offer to acquire the debentures at a price equivalent to the price of debentures of the same type reflecting a return of 2.5% in excess of the return on Government debentures with an average life similar to the remaining average life of the debentures of that series as of the date of the offer, but in no event will the price exceed the carrying value of the debentures of that series.

(2)	In connection with the rating for the said debentures by Maalot, in July 2003 the Board of Directors of the Company resolved that the Company will not distribute dividends in quarters in which the Company does not meet the following financial covenants:

a)	For the period from date of issuance of the debentures until June 30, 2006, the ratio between the Company’s monetary liabilities (as defined by Maalot) and the cumulative EBITDA in the preceding four quarters will be less than 3.5, and for the period from the aforementioned date, the ratio will be less than 3.

b)	The ratio between the carrying amount of fixed assets on which a lien is not recorded and the Company’s monetary liabilities (as defined by Maalot) will exceed 1.2.

As of December 31, 2004, the Company meets the aforementioned financial covenants.

NOTE 8	–	LIABILITY FOR EMPLOYEE RIGHTS NET OF AMOUNT FUNDED

a.	Severance pay

Substantially all Company employees have joined comprehensive pension or management insurance plans. The payments to the pension funds and insurance companies fulfill the Company’s obligation to employees as required by the Severance Pay Law. Accumulated amounts in the pension funds and with the insurance companies are not under the control or administration of the Company, and accordingly, neither those amounts nor the corresponding accrual for severance pay are reflected in the balance sheet. The obligation of the Company, under law and labor agreements, for termination benefits to employees not covered by the aforementioned pension or insurance plans is included in the balance sheet. Amounts deposited with severance pay funds include profits accumulated to balance sheet date. The amounts deposited may be withdrawn only after fulfillment of the obligations under the Severance Pay Law and labor agreements.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8	–	LIABILITY FOR EMPLOYEE RIGHTS NET OF AMOUNT FUNDED (continued):

b.	Compensation for unutilized sick leave

Pursuant to agreements signed between the Company and its employees, the employees are entitled each year to 30 days of sick leave, the rights to which accumulate under certain conditions.

The accrual for unutilized sick leave included in the financial statements is based on an independent actuarial calculation (which takes into account estimated employee turnover, future wage levels, etc.)

c.	The balance sheet liability for employee rights upon retirement, and the amount funded with severance pay funds, are composed as follows:

	December 31,
	2003	2004
	NIS in thousands

Accrued severance pay	25,983	24,368
Less - amounts funded	14,602	14,643

	11,381	9,725
Provision in respect of unutilized sick leave	14,218	17,169

	25,599	26,894

The companies may only make withdrawals from the severance pay funds for the purpose of paying severance pay.

NOTE 9	–	CONTINGENT LIABILITIES AND COMMITMENTS:

a.	Contingent liabilities:

1.	On April 17, 1999, an inquiry was conducted at the Company’s offices by representatives of the Antitrust Authority. To the best of the Company’s knowledge, the inquiry was conducted in connection with an investigation of a suspicion of restrictive trade arrangements between major supermarket chains and the large suppliers. In addition, the Company’s former CEO and other senior officers of the Company were investigated.

On January 5, 2005, the Director of the Antitrust Authority (“the Director”) published the findings of the investigation and the final position of the Antitrust Authority, following his examination of all the arguments brought before him.

In this report, the Director stated his position regarding the fact that there were restrictive trade practices that pose a real threat to competition and that such practices should be discontinued, except where approved by the Restrictive Trade Practices Court or where exempted by the Director himself.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9	–	CONTINGENT LIABILITIES AND COMMITMENTS (continued):

Further to the above, the Director of the Antitrust Authority has decided to take the following operative measures in order to enforce the law:

a.	1)	The legal department of the Antitrust Authority shall bring legal proceedings against anyone who is a party to clear breaches of the law.

2)	Should it prove necessary, prospective legal measures such as injunctions and issuing directives to monopoly holders will be taken.

b.	The suppliers and the chains involved shall be ordered to present the agreement and arrangements they have made with each other in relation to 2004, in order to ensure that the prohibited practices have ceased and that the recommendation of the Director have been implemented.

c.	All the agreements between the dominant suppliers and the other supermarkets (that are not among the major food chains) will also be examined.

Among the matters covered within the framework of the directives issued by the Director of the Antitrust Authority, the Director has determined that: arrangements that determine the suppliers, their identity and their number, arrangements for the management of product categories in conjunction with suppliers, arrangements regarding the retail selling price, arrangements for determining market shares and charges made by the chains in respect of local competition, are restrictive practices.
With regard to display areas, financial benefits to the chains and special offers – limits have been prescribed.
Regarding the use of suppliers’ staff to stock merchandise on the shelves of the chains’stores, the Director has expressed his opinion that such existing practices fall within the definition of a restrictive trade practice. Accordingly, a six-month reorganization period has been set for the discontinuance of such practices or for obtaining appropriate approvals.
The Director has permitted the exchange of information, so long as this is done on a transparent and equal basis.
At a later stage, the Director stated his position that these directives constitute a position paper, which is intended to provide the direction concerning the normative status of various practices. The Director emphasized that this document does not have normative status.
The Company has been applying most of these directives for some time already, inter alias by means of an internal enforcement program that was adopted by the Company. This notwithstanding, the Company is reviewing the Director’s directives and shall act in accordance with a legal opinions that is to be obtained. The Director of the Antitrust Authority Findings do not refer specifically to the Company.

2.	In 2002, the Director announced that the arrangements relating to the gift certificates issued by the Company and other supermarket chains apparently constitute a restrictive arrangement pursuant to the Antitrust Law.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9	–	CONTINGENT LIABILITIES AND COMMITMENTS (continued):

Management cannot presently determine the impact, if any, of the aforementioned announcement on the Company’s business. Following the announcement, the Company ceased issuing the gift certificates jointly with other chains and is presently issuing its own gift certificates.

3.	In March 2003, the Antitrust Authority notified the Company that a previous arrangement between a subsidiary and another party with respect to a partnership at the Malha Shopping Center branch constitutes a restrictive arrangement. Prior to the aforementioned notification, the partnership was dissolved, through the subsidiary’s acquisition of the other party’s share of the partnership (approval for the acquisition was given by the Director – see Note 3c). Management of the Company and its legal advisors, are presently unable to estimate the effect of the notification of the Authority and its ultimate outcome.

4.	On April 9, 2003, a suit for NIS 320 million was filed against the Company and three other supermarket chains at the Tel Aviv District Court, together with an application for the suit to be recognized as a class action. The suit stipulated that the portion of the suit attributable to the Company amounts to approximately NIS 108 million.

The plaintiff is claiming compensation from the Company and the other supermarket chains for overcharges that result from the weighing of products in bulk, together with the packaging materials.

According to the plaintiff, the customer is charged an aggregate amount that includes a charge for the packaging materials, which charge, the plaintiff alleges, is illegal.

In August 2004, a settlement was reached, according to which, the defendants have committed to take certain measures (deducting the packaging weight in case it’s over 10 gr or posting appropriate explanatory signs) as stipulated in the settlement agreement. In addition the Company paid the petitioner a compensation of approximately NIS 184,000.

5.	In June 2003, a petition to approve a class action suit in the aggregate amount of NIS 25 million was filed against the Company and certain investees in the Tel Aviv District Court. The petitioner is claiming damages allegedly incurred in respect of the unlawful rounding of amounts due from customers for products sold by weight in the stores of the companies.

On April 13, 2004 the Tel Aviv district court dismissed the request to recognize this claim as a class action suit. Following the dismissal of the claim by the district court, the plaintiff has appealed to the Supreme Court. After consulting its legal advisors, management believes that there is little likelihood that the appeal will be accepted, and accordingly, no provision with respect to this matter has been made in the financial statements.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9	–	CONTINGENT LIABILITIES AND COMMITMENTS (continued):

6.	The Company’s supermarkets in Israel require operating permits from local municipal authorities, the granting of which are conditional upon obtaining the prior approval of various agencies, including the Ministries of Health and Environment and the Police and Fire Departments. Certain of these permits were issued in the name of other entities other than the Company. Also, certain of the Company’s stores have not yet been issued permits or their permits have expired and require renewal. In the event that the Company is unable to obtain the required permits, it may be required to close the affected stores or take other action. However, the Company does not anticipate that not obtaining the necessary permits will have a material adverse effect on its business.

7.	In November 2001, a claim was filed against the Company, the Company for Drink Containers Collection Corporation Ltd., and other supermarket chains in connection with fulfillment by these defendants of provisions of the Law for Deposits on Beverage Containers, 1999 (which became effective on October 1, 2001). The plaintiffs have requested approval of the claim as a class action in the amount of approximately NIS 250 million. On January 13, 2003, the Tel Aviv District Court dismissed the request to recognize the said claim as a class action. The plaintiffs have appealed to the Supreme Court. After consulting its legal advisors, management believes that there is little likelihood that the appeal will be accepted, and accordingly, no provision with respect to this matter has been made in the financial statements.

8.	Other claims have been filed against the Company in respect of various matters which arose in the ordinary course of business and legal proceedings in respect thereof are under way. Management of the Company believes, based upon the opinions of the legal advisers handling the claims, that the amounts provided in the financial statements are sufficient under the circumstances and the final outcome of these claims will not have a material adverse effect on the Company’s results of operations or financial position.

9.	In February 2004, the Company received tax assessments for the years 1999-2001, according to which the Company is required to pay approximately NIS 8 million. These assessments relate to the non-deductibility of certain expenses that were claimed by the Company. Management of the Company disagrees with the standpoint of the tax authorities and submitted an objection to these assessments. In management’s opinion, the Company will not be required to pay material amounts, if any, in connection with these assessments, in excess of the accruals included in the financial statements.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9	–	CONTINGENT LIABILITIES AND COMMITMENTS (continued):

b.	Commitments:

1.	Stores that are operating by the Company are leased under non-cancelable long-term operating leases, mostly with renewal options. Rent expense under these leases amounted to NIS 85 million, NIS 95 million, and NIS 100 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Future minimum payments under non-cancelable operating leases for the years subsequent to December 31, 2004, are as follows:

NIS in thousands

First year	114,049
Second year	115,266
Third year	108,592
Fourth year	93,253
Fifth year	80,431
Sixth year and thereafter	346,905

858,496

2.	On October 1, 2001, the Law for Deposits on Beverage Containers, 1999 (the “law”), became effective. The Company and other supermarket chains have entered into an agreement with producers and importers of beverages to establish a recycling entity whose purpose is to set up and operate a mechanism to implement the provisions of the Law regarding refunds of deposits, collection of beverage containers and their recycling. The Company has provided a guarantee for the benefit of the recycling entity in the amount of NIS 333,000.

In January 2003, the Company disassociated from the Company for Drink Containers Collection Corporation Ltd. after giving notification of its decision to disassociate from the corporation.

3.	As of December 31, 2004, the Company has entered into agreements for the purchase of real estate and equipment, in the aggregate amount of approximately NIS 12 million.

c.	Guarantees:

1.	A subsidiary has provided a bank guarantee for a third party in the amount of NIS 0.7 million.

2.	As of balance sheet date, a subsidiary granted to an associated company guarantees in respect of liabilities of the associated company to banks in the amount of NIS 1.1 million.

3.	The Company has provided bank guarantees to suppliers and customers in an aggregate amount of approximately NIS 3.8 million.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9	–	CONTINGENT LIABILITIES AND COMMITMENTS (continued):

4.	A subsidiary has provided a standing guarantee letter in an unrestricted amount, to guarantee Teco’s entire obligations and liabilities to the bank. As of December 31, 2004, Teco’s liabilities to the bank is approximately NIS 11 million, see also note 3b.

NOTE 10	–	SHARE CAPITAL:

a.	Composed as follows:

	Authorized	Issued and paid
	December 31	December 31
	2004 and 2003	2004	2003
	Number and NIS in thousands

Ordinary shares of
NIS 1 par value	100,000	38,782	38,400

b.	In July 1996, the Company completed a global offering of 6,900,000 American Depositary Shares (“ADS”), each ADS representing one Ordinary share, at a price per share of $ 11. In addition, in June 1999, 1,500,000 ADS were issued upon the exercise of stock options.

The ADS are traded on the New York Stock Exchange (NYSE) and on the International Stock Exchange in London (SEAQ). The issued shares represent as of December 31, 2004 and 2003 21.6% and 21.9% of the outstanding Ordinary Shares of the Company, respectively. As of December 31, 2004 the shares are quoted at $9.76 per ADS share.

Commencing in November 2000, the Company’s shares have also been listed for trading on the Tel Aviv Stock Exchange. As of December 31, 2004 the shares are quoted at NIS 42.85 per ordinary share.

c.	Dividends

In January 2004, the Company declared and paid a dividend in the amount of U.S.$ 45 million (U.S.$ 1.18 per Ordinary share or ADS)

In June 2004, the Company declared and paid a dividend in the amount of U.S.$ 11.6 million (U.S.$ 0.3 per Ordinary share or ADS)

Subsequent to balance sheet date, in January 2005, the Company distributed a dividend in the amount of approximately U.S. $ 9 million (U.S. $ 0.23 per Ordinary share or ADS) which dividend was declared in December 26, 2004.

As to restriction on dividend distribution, see note7b(2).

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	LIENS:

a.	As collateral for liabilities to banks, a proportionately consolidated company has registered fixed and floating charges on their land, goodwill, rights to insurance and share capital. As of December 31, 2004, company’s share in the balance of liabilities collateralized amounts to NIS 1.1 million.

b.	To secure liabilities of a subsidiary previously proportionately consolidated company in respect of benefits received in the framework of investments in its Approved Enterprise, the above-mentioned company fixed charges on the machinery, equipment and insurance rights in favor of the State of Israel (total investment grants received amount to approximately NIS 2.3 million).
In addition the aforementioned subsidiary registered fixed and floating charges on all of their current assets, fixed assets, goodwill, rights to insurance, receivables from credit companies and share capital to secure its liabilities to banks. As of December 31, 2004 these liabilities amount to NIS 11.2 million.

c.	Regarding financial covenants in respect of debentures – see Note 7b(2).

NOTE 12	–	TAXES ON INCOME:

a.	Corporate taxation in Israel

1.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter –the inflationary adjustments law)

Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the CPI. The Company and most of its subsidiaries are taxed under this law.

2.	Tax rates

The income of the Company and its subsidiaries is taxed at the regular rate. Through to December 31, 2003, the corporate tax was 36%. In July 2004, an amendment to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%, in the following manner: the rate for 2004 will be 35%, in 2005 – 34%, in 2006 – 32%, and in 2007 and thereafter – 30%. The effect of the change in the tax rates in the coming years on the deferred tax balances is included under the item “taxes on income” in the consolidated statements of operations – see note d below.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12	–	TAXES ON INCOME (continued):

b.	Deferred taxes

1)	The composition of the deferred taxes, and the changes therein during the year, are as follows:

	In respect of balance sheet items
	Depreciable Fixed assets and deferred charges	Provisions for employee rights	In respect of carryforward tax losses and Deduction	Total
	N I S i n t h o u s a n d s

Balance at January 1, 2003	(10,569)	31,193	-	20,624
Changes in 2003 -
Amounts carried to income	(4,950)	4,074	17,447	16,571

Balance at December 31, 2003	(15,519)	35,267	17,447	37,195

Changes in 2004 -
Amounts carried to income	(1,305)	(8,612)	391	(9,526)

Balance at December 31, 2004	(16,824)	26,655	17,838	27,669

2)	Deferred taxes are presented in the balance sheets as follows:

	December 31
	2003	2004
	NIS in thousands

Other accounts receivable	7,951	22,631
Other assets	44,566	19,614
Long-term liabilities	(15,322)	(14,576)

	*37,195	*27,669

* Realization of this deferred tax balance is conditional upon earning, in the coming years, taxable income in appropriate amounts.

The deferred taxes are computed at the tax rates of 30%-34%.

c.	As of December 31, 2004 the Company and its subsidiaries have operating tax loss carryforwards of approximately NIS 54 million. In addition, the Company and its subsidiaries have capital loss tax carryforwards of approximately NIS 22 million. The tax benefit in respect of operating tax loss carryforwards amounting to NIS 0.6 million and in respect of all of the capital tax loss carryforwards has not been recorded due to uncertainty of their realization.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12	–	TAXES ON INCOME (continued):

d.	Taxes on income included in the statements of operation:

	Year ended December 31,
	2002	2003	2004
	NIS in thousands

In respect of the reported year:
Current	75,269	28,545	32,143
Deferred:
In respect of changes to tax rates,
See 12 a (2) above	-	-	1,666
In respect of the reporting period	(33,886)	(16,571)	7,114
Tax expense (benefit) in respect of prior
Years:
Current	695	(3,529)	(439)
Deferred	-	-	746

	42,078	8,445	41,230

Current taxes are computed in 2002 and 2003 at a tax rate of 36%; in 2004 – 35% (see 12 a (2) above).

e.	Effective tax:

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see 12a(2). above), and the actual tax expense:

	Year ended December 31,
	2002	2003	2004
	NIS in thousands

Income before taxes on income, as reported in
the statements of operations	55,635	11,509	116,537

Theoretical tax expense	20,028	4,143	40,788
Increase (decrease) in taxes resulting from:
Nondeductible amortization and impairment losses
in respect of goodwill and fixed assets	18,067	7,892	483
Losses for which no tax benefit has been
recorded (utilization of tax benefits not
previously recorded), net	539	(3,395)	399
Tax expense (benefit) in respect of prior years	695	(3,529)	307
Increase (decrease) in taxes resulting from
adjustment to deferred tax balances due to
changes in tax rates, see 12 a (2) above	-	-	(1,666)
Nondeductible expenses and other, net	2,749	3,334	919	*

Income tax expense	42,078	8,445	41,230

* Including decrease in taxes in the amount of NIS 2,973 thousands regarding difference between the measurement of income reported for tax purposes (which is calculated in real terms on the basis of changes in the CPI) and the basis of measurement of income for financial reporting purposes (in nominal values, commencing from January 1, 2004).

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12	–	TAXES ON INCOME (continued):

f.	Tax assessments:

Blue Square has received final tax assessments, or assessments deemed to be final, for tax years through 1998. Regarding tax assessments for the years 1999 – 2001, see note 9a(9). Some of the principal subsidiaries have received final assessments for tax years through 2001. For some of the subsidiaries, no final tax assessments have been received since their inception.

NOTE 13	–	LINKAGE OF MONETARY BALANCES:

a.	As follows:

	December 31, 2004
	In, or linked to, foreign currency
	Dollar	Other	Linked to the CPI	Unlinked
	NIS in thousands

Current assets:
Cash and cash equivalents	1,650	2,752	-	42,957
Trade receivables	-	-	-	483,524
Other accounts receivable			56,262	50,889
Investments and long-term receivables	-	-	2,041	-

	1,650	2,752	58,303	577,370

Current liabilities:
Short-term credit from banks	-	-	-	24
Trade payables	3,512	-	-	834,245

Other accounts payable and accrued
Expenses	38,971	-	6,517	325,097
Long-term liabilities:
Long-term loans from banks (including current
maturities)	-	49,482	228,897	248,513
Debentures	-	-	200,000	-
Convertible debentures	-	-	186,193	-

	42,483	49,482	621,607	1,407,879

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13	–	LINKAGE OF MONETARY BALANCES (continued):

b.	Data regarding the exchange rate and the CPI:

	Exchange rate of one U.S. dollar		Exchange rate of one euro		CPI*

At end of year:
2004	NIS	4.308	NIS	5.877	107.4	points
2003	NIS	4.379	NIS	5.533	106.2	points
Increase (decrease) during the year:
2004	(1.6)%		6.2%		1.2%
2003	(7.6)%		11.3%		(1.9)%
2002	7.3%		27.2%		6.5%

*	Based on the index for the month ending on each balance sheet date, on the basis of 2000 average = 100.

NOTE 14	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Concentration of credit risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables.

The group’s sales derive from a large number of customers and the trade receivables consist mainly of credit card companies. Management regularly monitors the balance of trade receivables, and the financial statements include a specific allowance computed for accounts, the collectibility of which, in the view of management is doubtful. Accordingly, the group’s trade balances do not represent a substantial concentrations of credit risk at December 31, 2004.

b.	Fair value of financial instruments

The carrying value of cash and cash equivalents, receivables, other current assets, long-term liabilities, payables and accrued expenses equals or approximates their fair value. The fair value of loans from banks and debentures also approximates their fair value because they bear interest at rates that approximate market rates.

c.	Derivative financial instruments

As of December 31, 2004, the Company had outstanding hedging derivatives, as follows:

1.	Forward exchange contracts for the acquisition of approximately $ 9 million until January 24, 2005, at the rate of NIS 4.3484.

2.	Linkage to the Israel CPI’s swap contract in respect of long term loans (see note 6a), the balance of the principal of which is NIS 390 million for periods of up to 1 year, under which it receives a fixed rate range of Israeli CPI of 1.15%-1.35%.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15	–	SUPPLEMENTARY FINANCIAL STATEMENTS INFORMATION:

Balance sheets:

a.	Trade receivables:

	December 31,
	2003	2004
	NIS in thousands

Credit card receivables	472,934	432,446
Open accounts and checks receivables	59,248	73,460

	532,182	505,906
Less - allowance for doubtful accounts	19,210	22,382

	512,972	483,524

b.	Other accounts receivable:

Deferred income taxes (see note 12b)	7,951	22,631
Prepaid expenses	18,033	15,510
Government agencies	46,833	55,812
Receivables from sale of fixed assets	21,861	12,553
Investment in previously proportionately consolidated
company	-	386
Other	24,084	38,400

	118,762	145,292

c.	Inventories:

Merchandise	268,897	285,673
Parts, raw materials and supplies	7,216	2,369

	276,113	288,042

d.	Short-term credit from banks:

1. composed as follows:

Short-term credit from banks:
Not linked	6,653	24
In Japanese Yen	32,720	-
Current maturities of long-term Loans	173,148	136,517

	212,521	136,541

2.	As to collaterals with respect to short-term credit from banks, see note 11.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15	–	SUPPLEMENTARY FINANCIAL STATEMENTS INFORMATION (continued):

e.	Other accounts payable and accrued expenses:

	December 31,
	2003	2004
	NIS in thousands

Payroll and related expenses and
other employee benefits	145,166	110,596
Previous parent cooperative *	2,618	-
Government authorities	9,820	10,837
Customer advances	103,385	109,589
Accrued expenses and other	100,934	100,592

	361,923	331,614

*	The balance unlinked and bears variable interest. The average annual interest rate in 2003 was 6.0%.

Statements of operations:

f.	Selling, general and administrative expenses:

	Year ended December 31,
	2002	2003	2004
	NIS in thousands

Includes advertising	39,286	42,957	35,234

g.	Financial income (expenses), net: *)

In respect of:
Long-term loans and debentures	(14,965)	(47,217)	(59,494)
Short-term credit, net	(1,405)	(3,710)	(2,839)
Increase in value of marketable securities and
short-term deposits, net	12,766	14,082	4,760
Purchasing power gain (loss) in respect of other
monetary items and others, net	19,504	(11,968)	(517)

	15,900	(48,813)	(58,090)

*) Net of borrowing costs capitalized to cost of
fixed assets	3,925	1,956	-

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15	–	SUPPLEMENTARY FINANCIAL STATEMENTS INFORMATION (continued):

h.	Other expenses, net:

	Year ended December 31,
	2002	2003	2004
	NIS in thousands

Compensation and employee benefits (3)	-	(63,900)	-
Termination benefits in respect of efficiency
plan (2)	-	(26,084)	(4,740)
Gain (loss) from sale of fixed assets, net	20	666	(1,179)
Impairment of assets (1)(2)	(141,111)	(43,581)	(8,375)
Costs in respect of closure of stores (lease
termination costs and other)	(22,080)	(5,649)	(1,815)
Employee rights in respect of prior years (4)	(10,833)	-	-
Compensation of termination of private label
franchise	-	-	(4,542)
Other, net	-	1,936	1,058

	(174,004)	(136,612)	(19,593)

(1)	Mainly impairment losses in respect of fixed assets, see Note 4b.

(2)	As a result of adoption of an efficiency plan by the Company that includes termination of employees and closure of a number of unprofitable stores, the Company’s consolidated statement of operations for the year ended December 31, 2003 includes expenses in an amount of approximately NIS 26 million in respect of termination benefits and approximately NIS 23.5 million in respect of impairment of fixed assets relating to closure of unprofitable stores (impairment loss included in the above caption – “impairment of fixed assets”). In 2004 the Company has recorded additional amount of approximately NIS 4.7 million in respect of the abovementioned efficiency plan.

(3)	Following the change in the control of the Company, agreements were reached between the Company and its employees and management pursuant to which the employees are entitled to receive certain bonuses and additional future benefits, which include a bonus equivalent to 1% of the amount of every dividend to be distributed by the Company to its shareholders, up to a maximum cumulative dividend distribution of U.S.$250 million. It was also agreed that in the event the Company makes another public offering of its shares, the Company will offer to the employees to purchase up to 10% of the shares offered to the public at a price not exceeding 80% of the minimum offering price. In the event that convertible securities will be offered, the employees will be entitled to a discount of 20% from the exercise price or the rate of conversion. In the event shares are offered to the public together with other securities, employees will be entitled to a discount of 20% only on the offering price of the shares.

As a result of the abovementioned agreements, the Company recorded an expense of approximately NIS 63.9 million (before income taxes and minority interest) in respect of the aforementioned compensation and benefits to which the employees are entitled.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15	–	SUPPLEMENTARY FINANCIAL STATEMENTS INFORMATION (continued):

(4)	The Company and the previous parent cooperative had different interpretations in respect of the payment of certain benefits amounting to NIS 11 million for employees previously employed by the parent cooperative and transferred to the Company. As previously agreed by the parties in respect of such matters, this issue had been submitted to arbitration. In March 2003, the arbitrator decided that the above-mentioned amount is payable in its entirety by the Company. Accordingly, the expense was included in the statement of operations for 2002 in other expenses (see Note 15h).

NOTE 16	–	TRANSACTIONS WITH RELATED PARTIES:

a.	Previous parent cooperative:

	Year ended December 31,
	2002	2003	2004
	NIS in thousands

Financial expenses	1,150	254	-

Rent expense	1,351	774	-

Management fees *)	2,443	1,003	-

*)	Management fees related to the period until June 2003 were charged according to agreement with the previous parent cooperative.

Transactions with a previous parent cooperative involving investment and fixed assets were recorded at the carrying amount of such assets; the results of differences were credited to additional paid in capital.

b.	In 2002, the Company assumed the liability of a former related party in connection with a previously joint club award program of the Company and the former related party. In consideration for the assumption of the liability, the Company received NIS 5 million from the former related party.

c.	Bronfman – Alon Ltd. (the parent company) and other related parties:

	Year ended December 31,
	2002	2003	2004
	NIS in thousands

Purchase of merchandise	-	7,215	17,940
Management fees	-	1,160	-
Directors' fees (1)	-	584	1,008
Legal consulting	-	21	130
Consulting (2)	-	-	1,075
Purchase of fuel products (3)	-	1,850	4,932
Commissions (4)	-	-	(727)

1)	Represents payments to Bronfman – Alon in respect of directors’ fees for two directors of the Company and its subsidiary, in accordance with an agreement providing that each of the directors are entitled to monthly remuneration in the amount of NIS 42 thousand.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16	–	TRANSACTIONS WITH RELATED PARTIES (continue):

2)	Represent payments to S. Zohar in respect of consulting agreement signed on June 2003. Since March 2004, S. Zohar became a director of the Company and so the amount recorded above represents the fee payment as explained.

3)	The Company and its subsidiary signed agreements to purchase from related parties fuel products and merchandise at market prices. Also, the companies entered into agreements according to which related parties will operate fast food services in their stores in consideration for a percentage of revenues described in the agreements.

4)	In January 2004 the shareholders of the Company approved an agreement according to which the Company will provide to a related party purchasing and supply services for stores operated by the related party. In consideration for these services, the Company is entitled to payment equivalent to the cost of the services provided with the addition of a margin as stated in the agreement.

d.	Most of the agreements between the Company and its subsidiaries are based on a long term arrangements. The Company’s examination of these agreements has revealed that some of them have to be renewed or extended. The Company intends to secure required approvals from the audit committee or Board of Directors and if required general shareholders meeting, as soon as possible.

NOTE 17	–	SUBSEQUENT EVENTS:

a.	On February 15 2005, the Company signed an agreement for the purchase of 50% of the holdings of Hamachsan Hamerkazi Kfar Hasha’ashuim LTD, in consideration for 3.2 million NIS for the shares and 21.8 million NIS as a shareholder loan.
The agreement is subject to satisfaction of different closing conditions, including the Israel Antitrust Authority approval.

b.	In January 2005, the Company distributed a dividend in the amount of approximately U.S. $ 9 million (U.S $ 0.23 share or ADS) which was declared in December 26, 2004.

c.	On March 20, 2005, the Board of Directors of “BSIP” declared a dividend in cash in the amount of NIS 80 million.
The minority’s interest in the abovementioned dividend amount to approximately NIS 15 million.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A

a.	The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Israel (Israel GAAP), which vary in certain respects from accounting principles generally accepted in the United States (U.S. GAAP), and as allowed by item 17 to Form 20-F, as described below:

1.	Effect of inflation

In accordance with Israeli GAAP, until December 31, 2003, when the adjustment of financial statements for the effects of inflation in Israel was discontinued, the group comprehensively included the effect of the changes in the general purchasing power of Israeli currency in its financial statements, as described in note 2a above. In view of the inflation in Israel, this was considered a more meaningful presentation than financial reporting based on historical cost.

As explained in note 2a above, the amounts adjusted for the effects of inflation in Israel, presented in the financial statements as of December 31, 2003 (hereafter – “the transition date”), were used as the opening balances for the nominal financial reporting in the following periods. As a result, amounts reported in 2004 for non-monetary items that originated before the transition date are based on their adjusted December 2003 shekel balance.

As allowed by the SEC, the adjustments to reflect the changes in the general purchasing power of Israeli currency, have not been reversed in the reconciliation of Israeli GAAP to U.S. GAAP.

2.	Proportionate consolidation

Under Israeli GAAP, jointly controlled entities are included in the Company’s consolidated financial statements according to the proportionate consolidation method.

Under U.S. GAAP, investments in jointly controlled entities are accounted for by the equity method. Pursuant to the Securities and Exchange Commission requirements applicable to foreign private issuers, the Company is not required to disclose the differences in classification that result from using proportionate consolidation. For the Company’s share in assets, liabilities, revenues and expenses of jointly controlled companies consolidated by the proportionate consolidation method, see Note 3b.

3.	Deferred income taxes

Under Israeli GAAP, deferred income taxes are not provided for differences between the financial reporting and income tax basis of land and of fixed assets with depreciable lives in excess of 20 years that arise from adjustments for changes in the Israeli CPI.

Under U.S. GAAP, deferred taxes are provided on all such differences between the financial reporting and income tax basis of land and fixed assets.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

4.	Liability for employee rights, net of amount funded

According to U.S. GAAP, accrued severance pay and related funded amounts are presented in the balance sheet separately as a liability and asset, respectively. Income from earnings on amounts funded is added to severance pay funds.

According to Israeli GAAP, accrued severance pay is included in the balance sheet net of any related funded amounts including the income from earnings on amounts funded.

See Note 8c for the presentation in the Company’s balance sheet.

5.	Earnings (loss) per share

According to Israeli GAAP, the dilutive effect of convertible securities is included in the computation of basic earnings (loss) per share if their exercise or conversion is considered to be probable, even if their effect is antidilutive. Calculation of the probability is based on the ratio between the market price of the shares and the present value of the payments for conversion of the debentures into shares. According to US GAAP, basic earnings (loss) per share exclude all dilutive securities.

The above difference did not have an effect on the computation of earnings (loss) per share for 2003 and 2004.

In addition, under US GAAP, shares resulting from conversion of convertible securities during a reporting period are included in the computation of basic earnings (loss) per share on a weighted average basis – based on the period from the date of conversion, whereas under Israeli GAAP such shares are included in the computation of basic earnings (loss) per share from the beginning of the reporting period.

Another difference is the U.S. requirement for separate presentation in the statements of operations of basic and diluted EPS, while, in Israel, such separate presentation is only required if the difference between basic and diluted EPS is in excess of 5%.

6.	Derivative instruments

Under Israeli GAAP, as noted in note 2u, the Company accounts for its derivative instruments as hedging instruments. Under U.S. GAAP, in accordance with the provisions of FAS 133 (as amended by FAS 137, FAS 138 and FAS 149), the Company’s derivative instruments do no qualify for hedge accounting.

In addition, under Israeli GAAP, gains and losses on derivatives that are hedging declared dividend are deducted or added to the dividend amount whereas under U.S GAAP changes in the fair value of those derivatives are carried to the statements of operations.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

7.	Goodwill

Under Israeli GAAP, goodwill is amortized in equal annual installments over a period of 10 and 20 years (see note 2b(3), Goodwill is reviewed for impairment when circumstances indicate the possibility that impairment exists.

Under U.S. GAAP (SFAS141 and SFAS 142), goodwill that arose from acquisitions prior to July 1, 2001, was amortized until December 31, 2001 on a straight-line basis over the estimated period of benefit and thereafter is no longer amortized. Goodwill acquired in a business combination for which the date of acquisition is on or after July 1, 2001 is not amortized.

According to U.S. GAAP, goodwill is to be tested for impairment on adoption of SFAS 142 and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired. Goodwill attributable to a reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined by the Company based on market value of the reporting unit. The reporting unit to which most of the goodwill was attributed is a subsidiary, whose shares are traded on the Tel-Aviv stock exchange, and therefore its fair value is determined by the Company based on its shares’ market value.

8.	Impairment of long-lived assets

The Company elected early adoption as of December 31, 2002, of Israeli Accounting Standard No. 15 regarding impairment of assets (see Note 2k). According to this Standard, if the carrying amount of an asset exceeds its recoverable amount, an impairment loss should be recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. Recoverable amount is defined as the higher of an asset’s selling price and its value in use. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal and retirement at the end of its useful life.

According to U.S. GAAP (SFAS 144 – “Accounting for the Impairment or Disposal of Long-Lived Assets”) an impairment loss is recognized only if the carrying amount of an asset is not recoverable. The carrying amount is not recoverable if it exceeds the estimated undiscounted future cash flows expected to result from the use of the asset. If the carrying amount is not recoverable, an impairment loss should be recorded for the amount by which the carrying value of the asset exceeds its fair value.

As a result, certain circumstances which would require an impairment loss to be recorded under Israeli GAAP would not require an impairment loss to be recorded under U.S. GAAP.

In addition, in accordance with Israeli GAAP, where indicators are present that beneficial events have occurred or beneficial changes in circumstances have taken place, the impairment provision in respect of the asset (other than goodwill) may be cancelled or reduced in the future, while under U.S.GAAP, this impairment loss cannot be restored and the asset is continued to be carried in its new cost.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

9.	Compensation expense in respect of options issued to employees

Under Israeli GAAP, the 1996 Stock Option Plan and previous options plans (which do not exist any more) do not require the recognition of compensation expense.

For the purpose of the reconciliation to U.S. GAAP, the Company has adopted the provisions of APB Opinion No. 25 “Accounting for Stock Issued to Employees”. Under APB 25, the excess, if any, of the quoted market price of the shares at the grant date over the exercise price of the stock options, is amortized to compensation expense over the vesting period.

In respect of the reconciliation to U.S. GAAP for the reported periods, the effect of the aforementioned difference is a reduction in retained earnings with an offsetting increase in additional paid-in capital and with no effect on the Company’s results of operations.

10.	Dividend declared subsequent to balance sheet date

In accordance with Israeli GAAP, dividends declared subsequent to balance sheet date are presented as a separate component in shareholders’ equity. Under U.S. GAAP, such dividends are not recorded as a separate component in shareholders’ equity.

11.	Start-up costs

According to Israeli GAAP, start up costs of a discontinued affiliate sold to the previous parent cooperative, were capitalized and amortized over a period of between 3 and 5 years. According to U.S. GAAP, such start up costs are charged to expense as incurred.

12.	Classification of certain expenses

Under Israeli GAAP, certain expenses amounting to approximately NIS 20 million, NIS 139 million and NIS 174 million for the years ended December 31, 2004, 2003 and 2002 respectively, are included in non-operating expenses, whereas in accordance with U.S. GAAP such items are included in operating expenses.

13.	Cash flow classification

According to Israeli GAAP, proceeds from sale or purchase of marketable securities are presented in cash flows from investing activities in the statement of cash flows.

According to U.S. GAAP, proceeds from sale or purchase of marketable securities which are classified by the Company as held for trading are included in cash flows from operating activities.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

14.	Convertible debentures:

(1)	Under Israeli GAAP convertible debentures are included on the basis of the probability of their conversion. If conversion is not probable they are recorded as liabilities at their monetary value; if conversion is probable they are presented as a separate caption between liabilities and shareholders’ equity at the higher of their monetary or non-monetary value.

Under U.S. GAAP, convertible debentures are recorded as liabilities at their monetary value.

The abovementioned difference did not have any effect on the financial statements for all periods presented.

(2)	Under U.S. GAAP, in accordance with EITF No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”, embedded beneficial conversion features included in convertible securities should be valued separately at issuance. The embedded beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. That amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value).

As described in Note 7a(2), the conversion price of the convertible debentures is subject to adjustment, among others, upon the distribution of a cash dividend, which accordingly results in a contingent beneficial conversion feature that should be recognized under EITF No. 98-5 and EITF No. 00-27. Under issue 7 of EITF No. 00-27, the Company should recognize the beneficial conversion feature only when the conversion price is adjusted below the share market price on the commitment date (market price on the date of the issuance of the convertible debentures).

As described in Note 7a(2), due to dividend distributions in 2004 and 2003, the conversion price was adjusted to NIS 35.2 and NIS 41.8, as of December 31, 2004 and 2003, respectively. These prices are below the market price of the shares at the commitment date (NIS 42.4). Accordingly, under U.S. GAAP, the Company recorded in 2004 and 2003 a beneficial conversion feature (credited to additional paid-in capital (“APIC”)) amounting to NIS 37,721 thousand (NIS 24,658 thousand after taking into consideration deferred taxes) and NIS 2,870 thousand, respectively, which equals the difference between the market price of the shares at the commitment date and the adjusted conversion price, multiplied by the number of shares resulting from the conversion.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

The resulting discount on the convertible debentures is accreted over the remaining term of the debentures. Accordingly, the Company recorded, under U.S. GAAP, for the years ended December 31, 2004 and 2003, additional interest expense in the amount of NIS 9,014 thousand (NIS 5,859 thousand after taxes) and NIS 140 thousand, respectively.

Subsequent to balance sheet date, the conversion price was further adjusted to NIS 34.2, due to of another dividend distribution. As a result, the Company will record in 2005 an additional discount on the debentures, in an amount of approximately NIS 6,598 thousand (NIS 4,355 thousand after taxes) against a credit to APIC.

Under Israeli GAAP, the beneficial conversion feature component is not recognized in the financial statements.

15.	Reporting comprehensive income

U.S. GAAP require reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Israeli GAAP does not contain such a requirement.
With respect to the Company, comprehensive income does not include any items other than net income.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

b.	The effects on the financial statements of the abovementioned material differences between Israeli GAAP and U.S. GAAP are as follows:

1.	Consolidated statements of operations:

	Year ended December 31,
	2002	2003	2004
	NIS in thousands (except share and per share data)

Net income (loss) as reported, according
to Israeli GAAP	7,241	(7,046)	60,548
Amortization of goodwill	5,277	5,740	5,870
Accretion of discount resulting from
beneficial conversion feature in
respect of convertible debentures	-	(140)	(9,014)
Gains on derivatives			755
Impairment of long-lived assets, net of
taxes	52,790	*) (808)	*) (20,617)
Deferred taxes on income	876	1,734	3,711
Minority interest in respect of the above	(3,588)	(432)	3,982

Net income (loss) according to U.S. GAAP	62,596	(952)	45,235

Net income (loss) per share as reported,
according to Israeli GAAP (primary and
fully diluted):

Net income (loss) per share	0.19	(0.18)	1.57

Per U.S. GAAP:

Basic and diluted earnings (loss) per
share	1.63	(0.02)	1.17

Weighted average number of shares used
for computation of earning (loss) per
share (basic and diluted)	38,400,000	38,400,000	38,615,931

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

*)	Includes:

1.	Difference in depreciation expense due to different cost basis of fixed assets between Israeli GAAP and U.S. GAAP resulting from different impairment charges.

2.	Difference due to reversal of impairment losses under Israeli GAAP, which is not permitted under U.S. GAAP.

3.	Difference due to impairment losses included under U.S. GAAP in the current period, whereas under Israeli GAAP such impairment losses were included in previous periods.

2.	Consolidated balance sheets:

	December 31, 2003			December 31, 2004
	As reported	Adjustment	As per U.S. GAAP	As reported	Adjustment	As per U.S. GAAP
	NIS in thousands

Severance pay fund (6)	-	(14,601)	(14,601)	-	(14,643)	(14,643)
Fixed assets, net (5)	(2,073,169)	(74,949)	(2,148,118)	(2,011,599)	(44,797)	(2,056,396)
Intangible assets and
deferred charges (4)	(136,273)	(11,017)	(147,290)	(100,400)	(16,887)	(117,287)
Deferred income taxes, net (1)	(37,195)	40,044	2,849	(27,669)	39,492	11,823
Other accounts payable and
accrued expenses (8)				331,614	260	331,874
Accrued severance pay (6)	25,599	14,601	40,200	26,894	14,643	41,537
Convertible debentures (7)	200,000	(2,730)	197,270	186,193	(31,438)	154,755
Minority interest (3)	160,265	3,542	163,807	96,780	(440)	96,340
Additional paid-in capital (2)	741,008	21,156	762,164	754,264	45,814	800,078
Retained earnings :
Dividend declared after
balance sheet date	198,421	(198,421)	-	-	-	-
Unappropriated (3)	45,790	222,375	268,165	12,543	7,996	20,539
Total shareholders' equity	1,037,340	45,110	1,082,450	819,310	53,810	873,120

(1)	Effect of difference described in a(3) above and tax effect of difference described in a(8) and a(14) above.

(2)	Options issued to employees (see a(9) above), difference in capital gain, net of tax, from transactions with the previous parent cooperative (see a(11) above), and difference in respect of convertible debentures (see a(14)(2) above).

(3)	Net effect of reconciling items.

(4)	As for amortization of goodwill, see a(7) above.

(5)	As for the effect of Standard No. 15, see a(8) above.

(6)	See a(4) above.

(7)	See a(14)(2) above.

(8)	See a(6) above.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

3.	Consolidated statements of cash flows:

	Year ended December 31,
	2002	2003	2004
	NIS in thousands

Cash flows from operating activities:

As per Israeli GAAP	291,205	258,540	348,558
Adjustment (1)	5,563	(11,572)	15,817

As per U.S. GAAP	296,768	246,968	364,375

Cash flows from investing activities:

As per Israeli GAAP	(199,114)	(121,637)	(68,562)
Adjustment (1)	(5,563)	11,572	(15,817)

As per U.S. GAAP	(204,677)	(110,065)	(84,379)

(1) See a(13) above

BLUE SQUARE - ISRAEL LTD.
APPENDIX TO THE FINANCIAL STATEMENTS

SCHEDULE OF PRINCIPAL INVESTEE COMPENIES
AT DECEMBER 31, 2004

Holding Company	Name of Company	Percentage of ownership and control by holding company as of December 31, 2004

Blue Square-Israel Ltd.	The Blue Square Chain
	Investments & Properties Ltd.	80.7%	Subsidiary

	Kenyon Hadar Management		Proportionately
	Company Ltd.	50%	consolidated

			Proportionately
	Joint venture Blue Square - Hadar	50%	consolidated
The Blue Square Chain
Investments & Properties Ltd.*	The Blue Square Chain (Hyper Hyper) Ltd.	100%	Subsidiary

			Proportionately
	Center Investments 1108 Ltd.	50%	consolidated

			Proportionately
	Izdarehet Investments Company Ltd.	50%	consolidated
The Blue Square Chain (Hyper
Hyper) Ltd.	Hyper Lod Center Ltd.	100%	Subsidiary

	Kenyon Malha Jerusalem Partnership	100%	Subsidiary

	Shefa Mehadrin Ltd.	100%	Subsidiary

	Radio Non-Stop Ltd.	35.9%	Associated company

*	As to investment in Teco Ltd. which was previously proportionately consolidated, see note 3b in the financial statements